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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-44141 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
MM/DD/YY          MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **V.B.C. SECURITIES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**348 CLIFTON AVENUE**
(No. and Street)

| **CLIFTON** | **NJ** | **07011** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **MARTHA PIERCE** | **973-928-5400** | **mpierce@vbcsecurities.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Weisberg, Mole', Krantz & Goldfarb, LLP**
(Name – if individual, state last, first, and middle name)

| **185 Crossways Park Drive** | **Woodbury** | **NY** | **11797** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| **12-14-2004** | | **2107** | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

### FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __MARTHA PIERCE__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __V.B.C. SECURITIES, LLC__, as of __12/31__, 2 __024__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PETER MASTRIANO
Notary Public-State of New Jersey
My Commission Expires 11/8/2027

2/19/2025

Notary Public

Signature: _Martha B Price_

Title:
__MANAGING MEMBER__

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# V.B.C. SECURITIES, LLC

*Statement of Financial Condition*

*December 31, 2024*

# V.B.C. Securities, LLC
## Table of Contents
### December 31, 2024



# Weisberg, Molé, Krantz & Goldfarb, LLP
## Certified Public Accountants

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
V.B.C. Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of V.B.C Securities, LLC (a limited liability company) as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of V.B.C Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of V.B.C Securities, LLC's management. Our responsibility is to express an opinion on V.B.C Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to V.B.C Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as V.B.C Securities, LLC's auditor since 2009.

Woodbury, New York
February 19, 2025

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

# V.B.C. SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

### December 31, 2024

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,352 |
| Commissions and sales fees receivable | | 93,537 |
| Good faith deposit | | 52,546 |
| Prepaid expenses and other | | 7,628 |
| Right-of-use asset | | 72,004 |
| Furniture and equipment, net of accumulated depreciation of $25,000 | | - |
| Goodwill | | 775,000 |
| | | |
| Total assets | $ | 1,003,067 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 46,754 |
| Operating lease liability | | 72,004 |
| | | |
| Total liabilities | $ | 118,758 |
| | | |
| Members' equity | $ | 884,309 |
| | | |
| Total liabilities and members' equity | $ | 1,003,067 |

# V.B.C. Securities, LLC
Notes to Financial Statements
December 31, 2024

## NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

V.B.C. Securities, LLC ("the Company"), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

### Revenue Recognition

The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions. The Company's business consists substantially of commissions based on customer transactions and distribution fees from the sale of investment products.

*Commission revenues* are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

*Distribution fees* are received up front and over time. The Company believes that its performance obligation related to distribution fees is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which is usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

### Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 19, 2025, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

## NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

### Good Faith Deposit

At December 31, 2024 the Company maintained a Good Faith Deposit of $52,546 with its clearing broker. The entire deposit is invested in a cash account which maintains a constant $1 per share value.

### Goodwill

As part of the acquisition of the assets of the Company, goodwill was recorded based on the excess of the purchase price over the fair market value of the assets purchased. Goodwill is reviewed by the Company for potential impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. During 2024, the Company determined that no impairment has occurred.

## NOTE 2 - FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided on the straight-line basisusing estimated useful lives of 5 to 7 years. At December 31, 2024, all fixed assets were fully depreciated.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requiresthat the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $96,462 which was $46,462 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0485 to 1.

## NOTE 4 - REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

## NOTE 5 - CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph(k)(2)(ii).

## NOTE 6 - CREDIT AND OFF-BALANCE-SHEET RISK

The Company receives its commission income from customer transactions on a monthly basis from its clearing brokers and, accordingly, is not exposed to credit risk. The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

## NOTE 7 - RIGHT-OF-USE ASSET AND LIABILTY & COMMITMENTS AND CONTIGENCIES

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 was effective for the Company's fiscal year ending December 31, 2019. The Company has implemented the new standards and the accompanying financial statements reflect such right-of-use asset and liability based on the following operating lease terms.

## NOTE 7-RIGHT-OF-USE ASSET AND LIABILTY & COMMITMENTS AND CONTIGENCIES (continued)

The Company rents office space pursuant to a lease term expiring May 31, 2027. The lease provides for monthly rent at the rate of $2,625. The Company has the right of first refusal on lease renewal under terms to be negotiated three months prior to the expiration of the lease. Based on these terms, the Company has recorded an Operating Right-of-Use Asset and a corresponding Operating Lease Liability of $ 72,004 as of December 31, 2024 discounted using an interest rate of 4.5%. At December 31, 2024, the minimum lease payments under the terms of this operating lease are as follows:

Year ending December 31,

| | |
|---|---|
| 2025 | $31,500 |
| 2026 | $31,500 |
| 2027 | $13,125 |
| Total | $76,125 |

## NOTE 8 - INCOME TAXES

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to income taxes.

## NOTE 9 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a Simple IRA retirement plan upon completion of service requirements. The plan provides for matching contributions from the Company based on a percentage of the employees' contribution. During 2024, the Company's matching contributions amounted to $6,525.

## NOTE 10 - FAIR VALUE MEASUREMENTS

Auditing Standards Codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identicalassets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observablefor the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments in securities, if any, to be valued using Level 1 inputs.

## NOTE 11 - REPORTABLE SEGEMENTS

The company is a fully disclosed broker-dealer engaged in the following types of businesses: Corporate Equity Securities, Corporate Debt Securities, Mutual Funds, Municipal Securities, Variable Life Insurance and Annuities, and Put and Call Options. The Company has identified its Managing Member as the chief operating decision makers ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.